Exhibit 2.4

STOCK PURCHASE AGREEMENT

THIS AGREEMENT is made in the City of Buenos Aires, Argentina, on November 30, 2001, by and between:

1) Amarin Corporation plc (hereinafter the “Vendor”), a corporation organized under the laws of England, domiciled at 7 Curzon Street, London W1J 5HG, United Kingdom.

2) Abriway Int. S.A., a corporation organized under the laws of Uruguay (hereinafter the “Purchaser”), domiciled at San Josè 807, Apartamento 804, Montevideo, Uruguay;

3) Beta Pharmaceuticals Corporation, a private corporation validly organized and existing under the laws of Panama (the “Company”), domiciled at Juncal 1305, Ap. 1201, Montevideo, Uruguay.

WHEREAS:

(a)	Vendor is the owner, free of any lien and encumbrance, of 2 single-vote shares (the “Shares”) with a par value of United States Dollars Ten (US$10) each, representing 100% of the issued capital stock and voting rights of the Company.

(b)	Vendor intends to sell, and Purchaser intends to purchase, the Shares.

THEREFORE, Vendor and Purchaser (hereinafter “the Parties”) agree to execute this Stock Purchase Agreement (hereinafter “the Agreement”) which will be governed by the following terms and conditions:

1. Object:

Vendor hereby sells, assigns and transfers the Shares to the Purchaser which the latter proceeds to purchase.

The Shares are sold and delivered in the form of a single indivisible unit, since the sale is agreed upon “in their entirety” and includes all corporate and financial rights and obligations pertaining thereto.

2. Price:

The sales price of the Shares is fixed at the amount of Unites States Dollars One (US$1)which the Purchaser shall pay to the Vendor at Closing (as hereinafter defined).

3. Closing. Deliveries at Closing:

3.1. Closing shall take place on December 4, 2001, at 12:00 a.m. Buenos Aires time, at the offices of the law firm of Brons & Salas, Marcelo T. de Alvear 624, 1°, Buenos Aires, Argentina.

3.2. At Closing, the Parties shall perform the following acts:

a.	The Vendor shall deliver the Shares to the Purchaser.

b.	The Vendor shall deliver the transfer notice of the Shares to the Purchaser, substantially in the form of Annex 3.2.b.

c.	The Vendor shall deliver the original copies of the By-Laws, the corporate books and records corresponding to the Company, to the Purchaser.

d.	The Vendor shall deliver title documentation to Intellectual Property Rights registered in the Company’s name. For purposes of this Agreement, Intellectual Property Rights shall mean property rights over the Patents (as hereinafter defined) listed in Schedule 3.2.d. If there is any deficiency, Vendor and any of its affiliates shall make all actions necessary to complete registration of such Patents in the name of the Company’s, at Vendor cost.

e.	The Vendor and the Purchaser shall execute all such other document as the Purchaser shall reasonably require in order to perfect the right title and interest of Purchaser to the Shares.

3.3. Mr. Richard A.B. Stewart and Martyn Pitman, in their capacity as Directors of the Company, shall deliver to Purchaser a letter addressed to the Company, whereby they will tender their resignation from the office as Board Members, and President of the Company in the case of Mr. Stewart, and waive and disclaim the right to any fees and benefits to which they may be entitled by reason of holding such office or position.

3.4. A Company Shareholders’ Meeting will be held by the Company, at which Purchaser, as shareholder of the Company, shall favorably vote: (i) acceptance of the resignation tendered by the resigning Director of the Company; (ii) approval of all actions and decisions taken up to date by the Directors appointed by the Vendor or in office prior to Closing; (iii) designation of new Directors or change of the number of Directors to be appointed so as to replace the vacancies left by the resigning Directors of the Company and acceptance of their offices by the newly appointed Directors. Purchaser shall deliver to Vendor a certified copy of the respective resolution of the Shareholders’ Meeting of the Company and shall accept that Vendor’s attorneys proceed with the registration of resignation of resigning Directors and appointment of newly elected Directors.

4. Representations and warranties of the Parties:

4.1 Each of the Parties represent and warrant to each other that they have absolute power and authority to execute this Agreement and fully discharge its/their obligations hereunder.

4.2. The Vendor represents and warrants that:

a.	The Shares are free from any obligation, pledge, encumbrance or lien.

b.	The Vendor has full, perfect and unrestricted title and ownership to the Shares.

c.	The Vendor has full right to exercise both the economic and voting rights of the Shares.

4.3. Except for those contained in this Section FOUR, the Vendor does not assume any additional obligation nor does it make any representation and/or warranty, whether express or implied, with regard to the Shares and/or the Company. Without this implying any limitation whatsoever, the Vendor does not make any representation with regard to the value of the Shares, nor to the value of the assets of the Company.

4.4. Without prejudice of the above, the Purchaser expressly waives any claim against Vendor and/or the Directors or managers of the Company on the basis of disclosed or undisclosed liabilities, hidden flaws or any other cause or title either referred to the Shares or to the Company.

4.5. Purchaser acknowledges to be fully aware of the financial situation and corporate affairs of the Company.

5. Intellectual Property Rights:

In consideration to the representations and warranties made by the Vendor above:

5.1. Purchaser acknowledges that no further right, input, or assistance from Vendor is required to carry out the Company’s business, whether in the ordinary course or not. Purchaser further acknowledges that the Company and/or Purchaser have no claims against Vendor on the basis of the transfer, title, interest, or lack thereof, over any intellectual property right, and hereby waives the right to make any such claim in the future.

5.2. The Company acknowledges that there are no claims against Vendor on the basis of the transfer, title, interest, or lack thereof, over any intellectual property right and hereby waive the right to make any such claim in the future.

6. Exclusive Supply Agreement:

Purachaser and the Company ackowledge the existence and validity of that certain Exclusive Supply Agreement dated July 1, 1992. copy of which is attached hereto as Schedule I as well as of that certain Amendment to the Exclusive Supply Agreement dated May 1, 1994, copy of which is attached as Schedule II, as well as the fact that there are or could be outstanding liabilities arising therefrom.

7. Notices:

All notices and other communications required or permitted to be given hereunder will be made in writing and shall be deemed given on the date of their receipt, either by personal delivery or by mail, postage prepaid, acknowledgment of receipt requested, addressed as follows:

If to Vendor, to:

Brons & Salas
Att: Alfredo L. Rovira / Enrique Schinelli Casares
Marcelo T. de Alvear 624, 1st. Floor

Buenos Aires, C1058AAH
Argentina

With copy to:

Nigel Bell
Chief Financial Officer
Amarin Corporation plc
7 Curzon Street, London
W1J 5HG
United Kingdom

If to Purchaser, to:

Abriway Int. S.A.
San Josè 807, Apartamento 804
Montevideo, Uruguay.

With copy to:

Jorge Tützer
Corrientes 311, 13° Floor
Buenos Aires,
Argentina

If to the Company, to:

Beta Pharmaceuticals Corporation

Juncal 1305, Ap. 1201, Montevideo, Uruguay.

7. Press Releases and Public Announcements

Purchaser acknowledges that Vendor is subject to regulations enacted by the London Stock Exchange and therefore agrees that any press release and/or public announcement relating to the subject matter of this Agreement shall be subject to Purchaser’s approval prior to its issuance.

8. Entire Agreement:

This Agreement and its Annexes constitute the entire understanding of the Parties with respect to the subject matter contained herein and supersedes all prior contracts, agreements, understandings, or commitments relative to the subject matter contained herein and may not be modified save by written accord executed by both parties.

9. Costs and Expenses:

Each Party shall bear the costs and/or expenses incurred by it by reason of this Agreement.

10. Counterparts:

This Agreement is executed in three (3) counterparts, to be delivered to the Purchaser, to the Vendor, and to the Company, respectively.

11. Tolerance:

The fact that one of the parties does not, at any given time, demand that the other should comply with any one of the provisions hereof, shall in no way detrimentally affect the full right to require such compliance at any future time. Should one of the parties excuse the other in respect of infringement of the provisions hereof, this dispensation shall not imply the excuse of any subsequent infringement of the same or any other provision, nor will it represent a waiver of the provision itself. Omission by one of the parties to exercise any right granted by this Agreement shall not constitute a waiver of such right.

12. Governing Law. Jurisdiction: (a) This Agreement shall be governed by and construed in accordance with laws of Argentina. (b) All disputes arising from this Agreement, shall be submitted to the jurisdiction of the competent

Courts of the Republic of Argentina with competence in commercial matters. Purchaser and the Company waive the right to claim a bond for costs.

In witness whereof, three (3) counterparts of this Agreement are executed on the date and at the place first above written.

By AMARIN CORPORATION PLC

Signature: Name: Enrique Schinelli Casares Title: Attorney-in-fact

By: ABRIWAY INT. S.A.

Signature: Name: Title:

By: BETA PHARMACEUTICALS CORPORATION

Signature: Name: Title:

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